UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of June, 2009 Commission File Number 000 -53001

BCM Resources Corporation

(Translation of Registrant's Name into English) #550 – 1040 West Georgia Street, Vancouver BC, A1 V6E 4H1

(Address of Principal Executive Office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F....X.... Form 40-F........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes........ No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Signatures Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on it as behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2009 BCM Resources Corporation

By signed: “Dale McClanaghan” Name: Dale McClanaghan Title: President & CEO

Item 9.01 Exhibits

The following is the Exhibit Index for this Form 6-K:

Exhibit Index

Exhibit Description

1 BCM Resources Corporation Unaudited Quarterly Financial Statements for the period ended May 31, 2009 2 MD&A Quarterly financial period ended May 31, 2009 3 CFO Certification of Interim Filings June 26, 2009 4 CEO Certification of Interim Filings, June 26, 2009 5 News Release June 26, 2009 BCM Announces New Director